  Exhibit 99.1

BUENOS AIRES. March 28, 2019

Comisión Nacional de Valores

Notice: CPSA-GG-N-0159/19-AL Subject: External Auditors’ Affidavit

Ladies and gentlemen,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. so as to submit the accompanying affidavits issued by the external auditors, which affidavits were submitted before the Argentine Securities Commission (CNV).

With nothing further at present, I remain sincerely yours.

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

CENTRAL PUERTO S.A.

Affidavit of the Certified Public Accountant to be appointed as External Auditor (partner)

Complete name: Germán Enrique Cantalupi (in my capacity as Partner of Pistrelli, Hendry Martin y Asociados S.R.L.)

ID no.: 20 795 867

Business address: 25 de Mayo 487 –City of Buenos Aires

Certified Public Accountant graduated from: Universidad de Buenos Aires

Graduation year: 1994

Other university degrees: none

Experience in the audit of financial statements of other companies or entities:
Partner of Pistrelli, Henry Martin y Asociados S.R.L. (Entity member of Ernst & Young Global). As partner of this firm, I am in charge of the external audit of Central Puerto S.A., Transclor S.A., among others.

Information on the Professional Councils he is a member of:
Professional Council in Economic Sciences for the City of Buenos Aires (CPCECABA), Book 248, Page 60; Professional Council in Economic Sciences (CPCE) Buenos Aires, Book 133, Page 70; Professional Council in Economic Sciences (CPCE) Neuquén, Book XI, Page 176; Professional Council in Economic Sciences (CPCE) San Juan, Professional License no. 2633

Professional Association or Partnership he is a member of. In such case, indicate its address and details on the corresponding license or registration before the competent Professional Council:
Pistrelli, Henry y Asociados S.R.L. Registry of Business Entities CPCECABA, Book 1, Page 13, with offices at 25 de Mayo 487, City of Buenos Aires

Details on the penalties imposed on the individual or the professional association or partnership he is a member of, except for those classified as private by the intervening Professional Council: none

Details on his professional relations or of those of the company or association he is a member of with the issuer or its shareholders having “significant interest” or with companies on which these same individuals have a “significant interest” regarding external audit tasks or others:
Pistrelli, Henry Martin y Asociados S.R.L. renders audit services and other professional services to the related companies Termoeléctrica José de San Mart’n S.A., Termoeléctrica Manuel Belgrano S.A., Distribuidora de Gas Cuyana S.A., Distribuidora de Gas del Centro S.A., Inversora de Gas Cuyana S.A., Inversora de Gas del Centro S.A., Energ’a Sudamericana S.A., Central Vuelta de Obligado S.A., CP Renovables S.A., CP La Castellana S.A.U., CP Achiras S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II SA.U. and Proener S.A.U.

City of Buenos Aires. March 27, 2019
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
CPCECABA, Book 1, Page 13
Germán E. Cantalupi
Partner
Certified Public Accountant UBA
CPCECABA, Book 248, Page 60

CENTRAL PUERTO S.A.

Affidavit of the Certified Public Accountant to be appointed as External Auditor (deputy partner)

Complete name: Ezequiel Alejandro Calciati (in my capacity as Partner of Pistrelli, Hendry Martin y Asociados S.R.L.)

ID no.: 14 455 908

Business address: 25 de Mayo 487 –City of Buenos Aires

Certified Public Accountant graduated from: Universidad de Buenos Aires

Graduation year: 1984

Other university degrees: none

Experience in the audit of financial statements of other companies or entities:
Partner of Pistrelli, Henry Martin y Asociados S.R.L. (Entity member of Ernst & Young Global). During more than 30 years in the professional activity, I have specialized in utilities and energy companies. I have lead audit tasks of financial statements, special audits of mergers and acquisitions, assistance in public offering at CNV and SEC, purchase research, internal control reviews, internal audits, rates analysis counseling, administration of business risk counseling, certification of reports for regulatory authorities, regulatory accounting, design and implementation of information systems and design of management reports in several utilities and energy companies.

I was in charge of the audits of financial statements of the following companies, among others: Hidroeléctrica Piedra del Águila, Central Puerto, Hidroeléctrica el Chocón, Central de Buenos Aires, Centrales Térmicas Mnedoza, La Plata Cogeneración, Sociedad Argentina de Energ’a, Transportadora de Gas del Sur, Compañ’a de Inversiones de Energ’a, Distribuidora de Gas del Centro, Distribuidora de Gas Cuyana, Ultrapetrol, Repsol Gas, Siemens, Eg3, Aguas Argentinas.

Special audits of mergers and acquisitions and purchase research: Gas Natural BAN, Distribuidora de Gas del Centro, Disribuidora de Gas Cuyana, CEG-Rio de Janeiro, Cadispa/British Gas, Oleoducto Trasandino, Repsol Gas, Central Costanera, Hidroeléctrica el Chocón, Central Buenos Aires.

Internal audits/Internal control counseling: Transportadora de Gas del Sur, Obras Sanitarias Mendoza, Repsol YPF, Distribuidora de Gas del Centro, ESSO.

Information on the Professional Councils he is a member of:
Professional Council in Economic Sciences for the City of Buenos Aires (CPCECABA), Book 163, Page 233; Professional Council in Economic Sciences Corrientes, Book 4, Page 157; Professional license 1352; Professional Council in Economic Sciences Mendoza, Professional License no. 4969

Professional Association or Partnership he is a member of. In such case, indicate its address and details on the corresponding license or registration before the competent Professional Council:
Pistrelli, Henry y Asociados S.R.L. Registry of Business Entities CPCECABA, Book 1, Page 13, with offices at 25 de Mayo 487, City of Buenos Aires

Details on the penalties imposed on the individual or the professional association or partnership he is a member of, except for those classified as private by the intervening Professional Council: none

Details on his professional relations or of those of the company or association he is a member of with the issuer or its shareholders having “significant interest” or with companies on which these same individuals have a “significant interest” regarding external audit tasks or others:
Pistrelli, Henry Martin y Asociados S.R.L. renders audit services and other professional services to the related companies Termoeléctrica José de San Mart’n S.A., Termoeléctrica Manuel Belgrano S.A., Distribuidora de Gas Cuyana S.A., Distribuidora de Gas del Centro S.A., Inversora de Gas Cuyana S.A., Inversora de Gas del Centro S.A., Energ’a Sudamericana S.A., Central Vuelta de Obligado S.A., CP Renovables S.A., CP La Castellana S.A.U., CP Achiras S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II SA.U. and Proener S.A.U.

City of Buenos Aires. March 27, 2019
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
CPCECABA, Book 1, Page 13
Ezequiel A. Calciati
Partner
Certified Public Accountant UBA
CPCECABA, Book 163, Page 233